File No. 333-04025

                       Securities and Exchange Commission
                             Washington, D.C. 20549


              APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT


                                Sano Corporation
                              (Name of Registrant)


         Florida                                     65-0263022
(State of Incorporation)                (IRS employer identification number)


                              3250 Commerce Parkway
                             Miramar, Florida 33025
                           (Principal office address)


     Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned, having power of attorney under the Registration Statement on Form S-8 (the "Registration Statement"), File Number 333-04025, relating to common stock, par value $0.01 per share (the "Common Stock"), of Sano Corporation and being an authorized representative of Sano Corporation, hereby requests that the Registration Statement be withdrawn, effective immediately. Sano Corporation no longer intends to sell the Common Stock registered thereby.

                                       SANO CORPORATION



                                       By:  /s/ Reginald L. Hardy
                                            Name:  Reginald L. Hardy
                                            Title: President


Dated:  March 23, 1998